10F-3 REPORT
Date Purchased:	June 4, 2013

Name of Issuer/Issue:	Baxter International Inc., 0.95%
June 1, 2016

Amount of Purchase:	$925,000

Size of Underwriting:	$500,000,000

% of Issue:  0.185%

Price/Spread:	99.904%/0.350%
      Fund Net Assets :	Beginning of Period	$74,867,025
                        End of Period		$73,166,445
Check the following which applies to each transaction reported above (and discuss any
exceptions):
(a)	Fund purchase was made prior to the end of the first day
 on
            which any sale was made (or fourth day before
termination,
            if a rights offering).	YES

(b)	Purchase price does not exceed the price paid by each
 other
            purchaser of securities in that particular or any
concurrent
            offering (Do not check, in the case of an Eligible
 Foreign Offering,
            for any rights to purchase required by law to be
granted to existing
            security holders of the issuer).	YES
(c)	Underwriting was a firm commitment.	YES
(d)	Securities were rated BAA/BBB or above (or, if the
issuer
	of the municipal security has less than three years
existence,
	A or above).	YES

(e)	Amount purchased (by all Adviser-managed trusts combined) is
            not more than 25% of principal amount of offering.	YES
(f)	Purchase was not made from the Adviser or Sub Advisor or
            Matrix Capital Group (Distributor) or their affiliates.
YES
(g)	Purchase was not part of group sale, or otherwise allocated
	to the account of either the Adviser or Distributor.	YES

No report need be filed if there were no transactions subject to Rule 10f 3.
  Fund Net Assets were calculated using Fund Portfolio Analysis reports provided by UMB Fund Services, Inc., to
HighMark Portfolio Managers. HighMark did not verify the accuracy of the information.




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